Mail Stop 0308
	May 27, 2005

John C. Textor
Chief Executive Officer
Baby Universe, Inc.
5601 NW 9th Avenue, Suite 104
Fort Lauderdale, FL 33309

	Re:	Baby Universe, Inc.
	Registration Statement on Form S-1
	Filed April 28, 2005
	File No. 333-124395

Dear Mr. Textor:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.




2. Please provide support for the qualitative and comparative statements contained throughout your prospectus. We note a few examples:

* "We are a leading online retailer of brand name baby, toddler and maternity products in the United States," page 1;

* "As the number of women using the Internet to conduct commerce grows, we believe that we are well positioned to be their online retailer of choice for their pregnancy and newborn needs," page 1;

* "[t]he market is large and stable, and is supported by approximately four million new babies born each year," page 1;

* "We believe that we are one of the largest online retailers of baby, toddler and maternity products in terms of product offerings and revenues," page 35; and

* "Management believes that out industry generates annual revenues in excess of $25 billion," page 45.
	To the extent the statement represents management`s belief, please tell us the basis for that belief. Please mark your supplemental support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Cover Page
3. Please delete the sentence, "We are selling all of the shares offered," as selling shareholders may sell in the offering pursuant to the underwriter`s over-allotment option.

Table of Contents, page i
4. We note your representation that some of the information in the registration statement is based on independent industry publications and that you have not verified the accuracy of the information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.




Inside Front and Outside Back Cover Pages
5. Please provide us with copies of all graphics and artwork that you will include in your prospectus.

Prospectus Summary, page 1
6. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. In its current form, your summary appears lengthy and repeats much of the information fully discussed in your business section. Please revise accordingly.
See Instruction to Item 503(a) of Regulation S-K. To the extent you retain limited amounts of disclosure, please consider the applicability of comments issued in the business section.

Overview, page 1
7. We note your statement here in the summary and in the business section that you are a "leading" online retailer of brand name baby, toddler....  Based on your limited operating history and
operations
and the competitive environment in your industry, this statement appears inappropriate in the summary. Accordingly, please provide support such claim or delete. If you retain this statement in the business section, please revise your disclosure to state that it is your belief and clearly disclose your relative industry position in a
manner consistent with Item 101(c)(1)(x) of Regulation S-K, for example by quantifying your relative competitive position and naming any dominant competitors.
8. We note your disclosure, "We consistently increased our
revenues
since inception and we are confident that we can continue to grow...."  Please balance your disclosure with your history of net losses, as reflected in the financial statements and in your disclosure in the second risk factor on page 6.

External Growth Strategy, page 2
9. Please revise to provide support for the promotional-type language you use in the summary. For example, we note your disclosure, "[o]ur sophisticated and seasoned management team and board of directors,"
"[o]ur efficient and expandable business model," "[o]ur well-defined growth strategy," etc.

Risk Factors, page 6
10. Please revise your risk factor subheadings to concisely state the specific material risk to your company or investors and the consequences should that risk factor occur. Please avoid simply referring to a fact about your company or a future event in your subheadings. Furthermore, stating that the risk may "adversely affect" your business or that it would "harm your business and results of operations" does not adequately address the potential consequences. For example, the following risk factor subheadings should be revised accordingly:

* Our failure to meet customer expectations..., page 10;

* The success of our business may depend..., page 11;

* We may fail to successfully expand our fulfillment..., page 12;
and

* If we are unable to accurately manage..., page 13.

These are only a few examples. Please revise accordingly throughout.
11. In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosures from your risk factors section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:

* We expect our quarterly financial results..., page 6;

* An increase in our expenses relative to our revenues..., page 7;

* We may not succeed in continuing to establish ..., page 9; and

* In order to increase revenues and to sustain..., page 10.

If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Again, these are only a few examples. Please revise accordingly throughout.

A competitor`s mirroring of our multiple website..., page 10
12. As currently disclosed, the specific risk to you or the investor is unclear. Please briefly explain your multiple website marketing strategy. Furthermore, please concisely clarify how the execution of your acquisition strategy fits within your multiple website marketing strategy. Please also briefly explain what you mean when you claim that the ranking of your websites might be lowered.

Our failure to meet customer expectations with respect to price..., page 10
13. Please expand your disclosure to explain how certain pricing changes have impacted your revenues, gross margins and net income. Furthermore, please describe how your pricing strategy presents a specific material risk to you or the investor going forward.

We rely exclusively on the sale of baby, toddler and maternity..., page 11
14. Please expand your disclosure to quantify the percentage of revenues that are derived from the sale of luxury products.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 27

Critical Accounting Policies, page 28
15. Please revise your disclosures to present a more robust discussion as to why these are critical accounting policies. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in Management`s
Discussion and Analysis should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Item V of Release No. 33-8350.

* Discuss why management believes the accounting policy is critical;

* Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future; and

* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.
16. Please tell us why you do not consider your estimation process for sales discounts and returns to be a critical accounting policy.
We may have further comment.
17. Please disclose the intrinsic value of your outstanding vested and unvested options based on the estimated initial public offering price for the options outstanding as of the most recent balance-sheet date and separately for options issued subsequent to the balance sheet date to the latest practicable date.
Results of Operations, page 29
18. In circumstances where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify, in dollars, to the extent possible the incremental impact of each individual business reason on the overall change. For example, in your comparisons of operating results, quantify the impact on gross sales of each factor you identify: the increase in sales conversion rate from improvements in website design, increased web traffic from higher levels of advertising, expanded product offerings, and strong sales in car seat and bedding departments.
19. Please include a tabular presentation of net sales revenues by product category (baby, toddler and maternity) and department (furniture, car seat, bedding) for the periods presented and provide a narrative discussion of the extent to which material changes are attributable to pricing, mix or volume of goods sold. Please refer to Release No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.
20. Please expand to provide comparative disclosure for net income
(loss).
21. As applicable, please describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, please indicate the extent to which income was affected. Please also describe, as applicable, any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. See Item 303(a)(3)(i) and (ii) of
Regulation S-K. Please see also Release No. 33-8350 for additional guidance.

Quarterly Operations Data, page 32
22. Please add per share data to quarterly results of operations.

Liquidity and Capital Resources, page 33
23. As currently disclosed, your disclosure under this section appears relatively brief. Accordingly, please expand your disclosure to fully address Items 303(a)(1) and (2) of Regulation S-K. In this regard, as applicable, please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please also, as applicable, disclose any material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments. Furthermore, please disclose any known material trends, favorable or unfavorable, in your capital resources. Please indicate any expected material changes in the mix and relative cost of such resources. Please see Release No. 33-8350 for additional guidance.
24. In your description of the change in net cash provided by operating activities for 2004 as compared to 2003, please discuss all material factors contributing to the increase. For example, we note that you discuss the increase in net income as a primary factor, but also discuss other significant factors such as material changes in balance sheet accounts - specifically inventory and accounts payable
- and the reason for these material changes.

Uses of Funds, page 33
25. We note your disclosure, "Since we are able to turn our inventory quickly, we experience a negative operating cycle that is a source of cash flow." Please expand your disclosure to more specifically explain what you mean by a negative operating cycle that is a source of cash flow.

Business, page 35
26. Please disclose, for the last three fiscal years, the amount or percentage of total revenue contributed by any class of similar products which accounted for 15% or more of your consolidated revenue. See Item 101(c)(1)(i) of Regulation S-K.

Overview, page 35
27. We note your disclosure, "In addition, independent reports have indicated that women are becoming a more powerful driver of this growth in online purchasing activity." Please disclose the name(s) of the independent reports to which you refer. Please note that the source(s) of statistical data or similar types of disclosure should be disclosed in your prospectus. Please revise here and throughout your prospectus as necessary.

External Growth Strategy, page 38
28. We note your extensive disclosure regarding your growth strategy and desire to engage in an acquisition. We also note your disclosure, "[w]e have previously engaged in discussions with several prospective acquisition candidates and developed a preliminary analysis of the potential strategic industry acquisition landscape."
Given your growth strategy, please expand your disclosure to describe generally the previous discussions, including a description of the type of candidates and why you did not go forward with the acquisitions.


Fulfillment Operations, page 40
29. Please expand your disclosure to fully describe each of the four ways in which you secure products in order to fulfill orders. Please also note that if you have entered into material arrangements or contracts with any individual or entity, the material terms of such arrangements or contracts should be disclosed in the prospectus. Please also note that any material contracts should be filed as exhibits to the prospectus as well. See Item 601(b)(10) of Regulation S-K.

Marketing and Advertising, page 41
30. Please expand your disclosure under "Affiliate Program" to describe the commission arrangement with your web-marketing affiliate members.

Competition, page 41
31. Please expand your disclosure to discuss your competitive position in the industry and identify your principal methods of competition. See Item 101(c)(1)(x) of Regulation S-K.

Intellectual Property, page 43
32. If material, please expand your disclosure to briefly describe the "other intellectual property rights" to which you refer.
Furthermore, please briefly describe the "technologies and products" that you license from third parties, to the extent material.

Management, page 45
33. Please expand your business description of Robert Brown to disclose his business experience from 2002 to April 2005.

Principal Shareholders, page 55
34. We note your disclosure of the over-allotment option in note
1.
Please revise to reflect the over-allotment option in the beneficial ownership table itself.

Underwriting, page 62

Commissions and Discounts, page 62
35. We note your disclosure that you have agreed to issue warrants to the underwriter to purchase common shares at the closing of the offering. Please confirm that you are not registering the warrants and underlying shares in the offering. Please also expand your disclosure to clearly describe the issuance of the warrants and underlying shares in terms of this offering. Please see Manual of Publicly Available Telephone Interpretations, Section A, Securities
Act Sections, No. 66.

Reserved Shares, page 63
36. We note your disclosure that you will have a directed share program for "[c]ertain of our friends and certain individuals and entities with which we have a business relationship." On a supplemental basis, please tell us the mechanics of how and when these shares will be offered and sold to persons in your directed share program. For example, please explain to us how you will determine the prospective recipients of reserved shares, particularly those you refer to as "certain of our friends." Please tell us how and when they will indicate their interest in purchasing shares. Also, please tell us how and when you and the underwriters will contact the directed share investors, including the type(s) of communication you will use. When will the shares and money be exchanged? When do purchasers become committed to purchase their shares? How and when will the number of shares be determined? We may have further comment upon receipt of your supplemental response.

Electronic Distribution, page 63
37. Please expand your disclosure under "Electronic Distribution" to discuss how the underwriter will ensure that the electronic distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communication used;

* the availability of the preliminary prospectus;

* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

* the funding of an account and payment of the purchase price.
Please also provide us with copies of all information concerning you or the prospectus that has appeared on the underwriter`s website.
We
may have further comment.





Consolidated Financial Statements, page F-1

General
38. Please note the updating requirements of Rule 3-12 of Regulation
S-X.

Consolidated Balance Sheets, page F-3
39. We note in the `Description of Capital Stock` on page 57 that you are authorized to issue 50,000,000 shares of common stock. We note from the consolidated balance sheets that you state there are 10,000,000 shares authorized. Please revise or advise us otherwise.

Consolidated Statements of Operations, page F-4
40. Please tell us your basis in GAAP, including examples of precedent, for including depreciation expense in `Other Expenses` and not in `Operating Income.` Cite the authoritative literature relied upon.

Consolidated Statements of Cash Flows, page F-5
41. Please tell us why it is appropriate to classify the `decrease in stockholder loans` as an operating activity. According to paragraph
20.b. of FAS 95, repayments of amounts borrowed are generally classified as a financing activity. Please revise or advise us otherwise.
42. Please tell us why it is appropriate to classify the `increase in common stock from conversion of debt` as an operating activity. According to paragraph 19.a. of FAS 95, proceeds from issuing equity instruments should be classified as a financing activity. In addition, conversion of debt to equity is generally reported in the related disclosures where the transaction is a non-cash financing activity. Refer to paragraph 32 of FAS 95. Please revise or advise us otherwise.

Consolidated Statements of Shareholders` Equity, page F-6
43. Please advise us where you have reflected the issuance of stock for the debt converted in 2003. If as it appears that the `sale of common stock` represents the conversion of debt into stock, please revise your characterization of the transaction to clarify. Further, please disclose the conversion terms on the promissory note, any changes to the conversion terms, and your accounting for the transaction. Include in your response an explanation of the settlement on outstanding debt recorded as other income.

Note 2 - Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-7
44. Please expand to disclose your policy for determining inclusion and exclusion of subsidiaries in your consolidated financial statements. If your consolidated subsidiaries are wholly-owned, please revise to indicate that fact. Refer to Rule 3A-03 of Regulation S-X.

Gift Certificates Liability, page F-8
45. Please revise to clarify your basis for recognizing unredeemed certificates older than one year as revenue. In this regard please address whether the unredeemed gift cards are subject to escheatment and expiration dates. Further, please tell us what consideration was given to classifying cash received on unredeemed gift cards as other income instead of revenue since no exchange or sale of merchandise has occurred.

Revenue Recognition, page F-9
46. Please clarify when revenue is recognized. We note your disclosure that revenue is recognized at the time the product is delivered to the customer. Tell us if revenue is recognized at the time of shipment or actual delivery to the customer.
47. For drop ship sales transactions, support your assertion that you do not act as an agent for your suppliers. Please address the indicators of gross reporting in paragraphs 7-14 of EITF 99-19 and the indicators of net reporting in paragraphs 15-17 of EITF 99-19. In addition, please quantify the revenues and gross margins from drop ship locations for all periods presented.
48. We consider your discounts and sales returns reserve to be a valuation or qualifying account within the meaning of Rule 5-04 of Regulation S-X. Accordingly, please include Schedule II - Valuation and Qualifying Accounts in your next amendment. See Rules 5-04 and
12-09 of Regulation S-X. We may have further comment upon review of the Schedule.

Advertising, page F-9
49. You state in `Business` that "we intend to mitigate these limitations by pursuing co-op, or other forms of partnered offline advertising." We note from the `Advertising` section of `Significant
Accounting Policies` that you expense all advertising costs as incurred. If you currently engage in any cooperative advertising programs, buy down programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item in which each type of arrangement is included. For each type of arrangement treated as an expense rather than as a reduction of net sales, please tell us how this type of arrangement meets the requirements in EITF 01-9. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. Please also discuss in Management`s Discussion and Analysis any significant estimates resulting from these arrangements.

Accounting for Stock Based Compensation, page F-9
50. We note you have a stock option plan that permits shares to be granted through the issuances of options. Please disclose the following information.

* For the most recent fiscal year to the latest practicable date, a listing of options or other equity instruments granted to employees that indicates the date of grant/issuance, the exercise/purchase price and the amount of deferred compensation recorded on each grant/issuance;

* Objective evidence of fair value of the underlying shares supporting the options or share grants. Such information would include independent appraisals obtained prior to option grants or any other information that supports your determination of fair value. Indicate whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

* A time line of company specific events that supports the relative increase/decrease in fair value of your equity securities based on company specific milestones or other economic events. Note this time line should culminate in the offering range initially discussed and currently discussed; and

* Any other pertinent information necessary for the staff to make an independent evaluation of your judgments/estimates surrounding the issue of stock compensation.

      We may have further comment upon review of your response.
51. The disclosed range of exercise prices from $0.1401 to $12.75 is considered wide under the guidelines of FAS 123 paragraph 48, as the highest exercise price exceeds 150% of the lowest exercise price. Therefore, please segregate the exercise prices into ranges that are more meaningful for assessing the number and timing of additional shares that may be issued and the cash that may be received as a result of option exercises, or advise us otherwise.
52. In the summary of outstanding stock options, there are 736,145 stock options outstanding at December 31, 2004. However, in your description of the Stock Incentive Plan, you state that, "an aggregate of 440,959 shares of common stock are reserved for issuance under the Stock Incentive Plan...outstanding options to purchase a total of 60,900 shares of our common stock were held by participants under the Stock Incentive Plan." Please advise us on the difference or advise us otherwise.

Net Earnings (Loss) per Share, page F-11
53. For the years ending December 31, 2003 and 2002, please disclose the total number of additional shares that could potentially dilute basic EPS in the future, by type of potentially dilutive security, that were not included in the computation of diluted EPS because inclusion thereof would have been antidilutive. See paragraph 40.c of FAS 128.

Recently Issued Accounting Pronouncements, page F-12
54. We note that the adoption of SFAS No. 123R is expected to have a material impact on the Company`s financial statements. Please disclose the potential impact of other significant matters that the registrant believes might result from the adoption of the standard.
See SAB Topic 11:M.

Note 3 - Fixed Assets, page F-12
55. We note that you have included software development as part of property and equipment. Tell us whether you purchased this software from a third party or whether the software was developed by you or a third party specifically for your use. If you have developed software for internal use, tell us how you account for the costs related to the software and how you considered SOP 98-1 and EITF 00-2 in the capitalization of software costs. Please ensure that your response includes the stage of software development, the anticipated service date, the eventual use of the software, and how the type of costs incurred qualifies for capitalization under these standards.

Note 4 - Stockholders` Equity, page F-13
56. We note that you granted stock warrants in exchange for merchandise for resale. Tell us how you considered paragraph 8-10 of
FAS 123 when valuing these warrants.

Note 6 - Income Taxes, page F-14
57. Please ensure that your footnote includes the disclosure requirement in paragraphs 41-47 of FAS 109. Specifically, reconcile from the statutory rates to the reported income tax as required by paragraph 47 of FAS 109 for all periods presented on the consolidated statement of operations. Additionally, disclose the components of net deferred tax assets or liabilities recognized in an enterprise`s statement of financial position as required by paragraph 43 of FAS 109, including the net change during the year in total valuation allowance.

Note 8 - Segment Information, page F-15
58. Please tell us how you determined that the baby, toddler, and maternity product operations are one segment. Address each of the components of paragraph 10 of FAS 131. If you aggregate two or more operating segments into one reportable segment, tell us how you satisfied the aggregation criteria of paragraph 17 of FAS 131 and advise us of your basis for aggregation. See paragraph 26.a of SFAS
131.

Recent Sales of Unregistered Securities, page II-2
59. Please revise to clearly indicate the consideration received by you for each of the transactions listed. See Item 701(c) of Regulation S-K.
60. Please advise us the difference between the 535,699 options granted in fiscal 2002 with the options shown as being issued under
Item 15.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact David Irving, Staff Accountant, at (202) 551-3321, or Donna DiSilvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at
(202) 551-3338, or David Mittelman, Legal Branch Chief, at (202)
551-
3214 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Bradley D. Houser, Esq.
	Akerman Senterfitt
	Fax: (305) 374-5095


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Bradley D. Houser
Baby Universe, Inc.
May 27, 2005
Page 1